Exhibit 21.1

List of Subsidiaries

1.	Global Medical REIT L.P.

2.	Global Medical REIT GP, LLC

3.	GMR Memphis, LLC

4.	GMR Pittsburgh, LLC

5.	GMR Asheville, LLC

6.	GMR Omaha, LLC

7.	GMR Melbourne, LLC

8.	GMR Westland, LLC

9.	GMR Plano, LLC

10.	GMR Memphis Exeter, LLC

11.	GMR Reading, LLC